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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52947

AB 3/6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET
(No. and Street)

BOSTON, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BRIGGS 617-267-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALD & INGLE, PC
(Name – *if individual, state last, first, middle name*)

200 HIGH STREET BOSTON 02110
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 8 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Consilium Partners LLC – 2007 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2007 and 2006

Assets

	2007	2006
Current assets:		
Cash	$ 95,505	$ 37,005
Accounts receivable	20,227	19,979
Prepaid expenses	1,402	13,111
Total current assets	117,134	70,095
Property and equipment, at cost:		
Equipment	69,679	68,615
Leasehold improvements	12,815	12,815
Furniture and fixtures	22,247	21,190
	104,741	102,620
Less: accumulated depreciation	93,087	84,142
Net property and equipment	11,654	18,478
Other assets:		
Rental deposits	17,335	16,180
Total assets	$ 146,123	$ 104,753

See accompanying notes to financial statements
and independent auditors' report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2007 and 2006

Liabilities and Members' Equity

	2007	2006
Current liabilities:		
Accounts payable and accrued expenses	$ 9,870	$ 9,320
Guarantee payments to members payable	10,500	14,000
Total current liabilities	20,370	23,320
Commitments		
Members' equity:		
Members' equity	125,753	81,433
Total liabilities and stockholder's equity members' equity	$ 146,123	$ 104,753

See accompanying notes to financial statements
and independent auditors' report.

Consilium Partners LLC – 2007 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Consulting fees	$ 726,027	$ 1,018,683
Reimbursed expenses	0	9,326
Total revenues	726,027	1,028,009
Cost and expenses:		
Sales and marketing	14,762	35,499
General and administrative	195,433	168,766
Guaranteed payments to partners	535,771	821,231
Total costs and expenses	745,966	1,025,496
Income (loss) from operations	(19,939)	2,513
Other income:		
Other income	35,000	
Interest income	759	1,519
Net income (loss)	15,820	4,032
Balance beginning of year	81,433	54,401
Member contributions	28,500	23,000
Balance end of year	$ 125,753	$ 81,433

See accompanying notes to financial statements
and independent auditors' report.

Consilium Partners LLC – 2007 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2007 and 2006

		2007		2006
Cash flows from operating activities:				
Net income (loss)	$	15,820	$	4,032
Adjustments to reconcile net income (loss) to net cash used by operating activities:				
Depreciation		8,946		4,617
Changes in:				
Accounts receivable		(248)		(18,412)
Prepaid expenses		11,709		(442)
Rental deposits		(1,155)		0
Accounts payable		549		3,917
Guaranteed payments payable		(3,500)		11,000
Net cash provided by (used by) operating activities		32,121		4,712
Cash flows from investing activities:				
Purchase of property and equipment		(2,121)		(5,674)
Net cash used by investing activities		(2,121)		(5,674)
Cash flow from financing activities:				
Capital contributions		28,500		23,000
Net cash provided by financing activities		28,500		23,000
Increase (decrease) in cash		58,500		22,038
Cash at beginning of year		37,005		14,967
Cash at end of year	$	95,505	$	37,005

See accompanying notes to financial statements
and independent auditors' report.

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

(Not Applicable)

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Item (G)

Computation of Net Capital

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhbit A of Rule 15c3-3

(Not applicable)

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Consilium Partners LLC – 2007 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (L)

An Oath or Affirmation

OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public 12/3/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC – 2007 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (M)

Copy of the SIPC Supplemental Report

(Not required as per NASD Regulation letter dated January 4, 2002)

Consilium Partners LLC – 2007 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(None reported)

Wald & Ingle, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Consilium Partners, LLC
Boston, Massachusetts

We have examined management's assertion included in its representation letter dated January 18, 2008 that Consilium Partners, LLC maintained effective internal control over financial reporting and safeguarding securities as of December 31, 2007.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risks that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

200 High Street Boston, MA 02110 • Tel: 617•439•0600 • Fax: 617•439•7080

This report is intended solely for the use of management, the SEC and other regulatory agencies that reply on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Wald & Ingle, P.C.

Wald & Ingle, P.C.
Boston, Massachusetts

February 18, 2008

Consilium Partners LLC – 2007 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

CONSILIUM PARTNERS LLC

Financial Statements

and

Auditors' Report

December 31, 2007 and 2006

TABLE OF CONTENTS

Wald & Ingle, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners
Consilium Partners LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of Consilium Partners LLC as of December 31, 2007 and 2006 and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2007 and 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wald & Ingle P.C.

WALD & INGLE, P.C.
Boston, Massachusetts

February 20, 2008

200 High Street Boston, MA 02110 • Tel: 617•439•0600 • Fax: 617•439•7080

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2007 and 2006

Assets

	2007	2006
Current assets:		
Cash	$ 95,505	$ 37,005
Accounts receivable	20,227	19,979
Prepaid expenses	1,402	13,111
Total current assets	117,134	70,095
Property and equipment, at cost:		
Equipment	69,679	68,615
Leasehold improvements	12,815	12,815
Furniture and fixtures	22,247	21,190
	104,741	102,620
Less: accumulated depreciation	93,087	84,142
Net property and equipment	11,654	18,478
Other assets:		
Rental deposits	17,335	16,180
Total assets	$ 146,123	$ 104,753

See accompanying notes to financial statements
and independent auditors' report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2007 and 2006

Liabilities and Members' Equity

	2007	2006
Current liabilities:		
Accounts payable and accrued expenses	$ 9,870	$ 9,320
Guarantee payments to members payable	10,500	14,000
Total current liabilities	20,370	23,320
Commitments		
Members' equity:		
Members' equity	125,753	81,433
Total liabilities and stockholder's equity members' equity	$ 146,123	$ 104,753

See accompanying notes to financial statements
and independent auditors' report.

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Consulting fees	$ 726,027	$ 1,018,683
Reimbursed expenses	0	9,326
Total revenues	726,027	1,028,009
Cost and expenses:		
Sales and marketing	14,762	35,499
General and administrative	195,433	168,766
Guaranteed payments to partners	535,771	821,231
Total costs and expenses	745,966	1,025,496
Income (loss) from operations	(19,939)	2,513
Other income:		
Other income	35,000	
Interest income	759	1,519
Net income (loss)	15,820	4,032
Balance beginning of year	81,433	54,401
Member contributions	28,500	23,000
Balance end of year	$ 125,753	$ 81,433

See accompanying notes to financial statements
and independent auditors' report.

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 15,820	$ 4,032
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	8,946	4,617
Changes in:		
Accounts receivable	(248)	(18,412)
Prepaid expenses	11,709	(442)
Rental deposits	(1,155)	0
Accounts payable	549	3,917
Guaranteed payments payable	(3,500)	11,000
Net cash provided by (used by) operating activities	32,121	4,712
Cash flows from investing activities:		
Purchase of property and equipment	(2,121)	(5,674)
Net cash used by investing activities	(2,121)	(5,674)
Cash flow from financing activities:		
Capital contributions	28,500	23,000
Net cash provided by financing activities	28,500	23,000
Increase (decrease) in cash	58,500	22,038
Cash at beginning of year	37,005	14,967
Cash at end of year	$ 95,505	$ 37,005

See accompanying notes to financial statements
and independent auditors' report.

Note 1 - Business activity.

Consilium Partners LLC (Limited Liability Company) is a Boston-based investment banking firm providing a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services.

Note 2 - Summary of significant accounting policies.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for its integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

Revenue recognition:

Advisory revenue is recognized in two phases of the Company's engagements. The first phase is the retainer fee to start the engagement. The second phase is the consulting and execution process, in which the engagement is completed.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months to be cash equivalents.

The Company deposits the majority of its cash in one commercial bank. From time to time, cash balances in this account exceed federally-insured limits.

Note 2 - continued.

Accounts receivable:

At December 31, 2007 and 2006, the Company provided for an allowance for doubtful accounts receivable of $0. The Company believes that the receivables are fully collectable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight line method for financial reporting and the modified accelerated cost recovery method for income tax purposes. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	3 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $8,945 and $4,616 for the years ended December 31, 2007 and 2006.

Marketing and advertising:

The Company's policy is to expense marketing and advertising costs as the costs are incurred. Marketing expense amounted to $7,236 and $20,366 for the years ended December 31, 2007 and 2006.

Income taxes:

The Company is treated as a partnership for income tax purposes. The Company's net revenue is allocated to the members based on the Company's operating agreement and taxed on their respective returns. As a result, no income tax expense has been recorded on the financial statements.

Note 3 - Commitments.

The Company leases office facilities in Boston under a lease expiring March 26, 2007 for an annual rent of $ 97,080 subject to annual tax, maintenance and operations expense escalations. The Company has entered into a new lease dated January 16, 2007 for new office facilities in Boston commencing on April 1, 2007 and expiring March 31, 2010 for an annual rent of $100,035 subject to annual tax, maintenance and operations expense escalations. Rent expense amounted to $ 97,135 and $102,893 for 2007 and 2006, respectively.

Minimum lease payments are as follows:

2008	100,035
2009	100,035
2010	25,009
Total	$ 225,079

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements. As of December 31, 2007 and 2006, a payable of $0 and $14,000 was accrued relative to income collected and receivables billed but not paid to the partners.

Note 5 - Supplemental cash flow information.

Cash paid for interest and income taxes for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Interest paid	$ 0	$ 0
Income taxes	$ 0	$ 0

See independent auditors' report.

CONSILIUM PARTNERS LLC

Supplementary Information
December 31, 2007 and 2006

	2007	2006
Sales and marketing:		
Meals and entertainment	$ 3,339	$ 5,349
Travel	4,187	9,784
Marketing	7,236	20,366
Total sales and marketing	$ 14,762	$ 35,499

	2007	2006
General and administrative:		
Rent	$ 97,135	$ 102,893
Payroll	27,733	9,314
Payroll taxes	3,714	980
Professional services	9,250	16,300
Office supplies	11,935	8,208
Dues and subscriptions	2,468	3,157
Depreciation	8,945	4,617
Telephone	6,117	6,468
Outside services	8,329	7,687
Donations	250	0
Insurance	5,473	2,582
Licenses and permits	1,132	2,220
Miscellaneous	12,723	3,469
Postage and delivery	229	871
Total general and administrative	$ 195,433	$ 168,766

END

See accompanying notes to financial statements
and independent auditors' report.